EXHIBIT 12

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollar amounts in thousands)	2007	2006	2005	2004	2003
Earnings (Losses):
Income (loss) from continuing operations	$412,214	$318,735	$75,145	$129,732	$(308,875)
Exclude amounts reflected in line above:
Income tax expense (benefit)	250,805	173,543	64,771	79,669	(202,170)
Minority interest in income (loss) of subsidiaries	3,121	2,562	587	(882)	(7,174)
Preferred dividends of subsidiary	700	1,172	4,071	5,037	5,037
Amortization of capitalized interest	1,923	1,644	2,695	2,288	1,592
Loss (income) from unconsolidated equity investees	(334)	(325)	770	663	948
Add fixed charges (see below)	216,835	286,769	453,559	419,448	454,461
Less amounts included in fixed charges:
Capitalized interest	(20,028)	(6,943)	(3,065)	(3,432)	(15,394)
Preference security dividend requirements of consolidated subsidiary (a)	(1,123)	(1,739)	(7,284)	(7,967)	(8,233)

Total Earnings (Losses) (as defined)	$864,113	$775,418	$591,249	$624,556	$(79,808)

Fixed charges:
Interest expensed and capitalized	$211,129	$280,483	$440,787	$404,505	$439,482
Estimated interest component of rental expense	4,584	4,547	5,488	6,976	6,746
Preference security dividend requirements of consolidated subsidiary (a)	1,123	1,739	7,284	7,967	8,233

Total Fixed Charges (as defined)	$216,836	$286,769	$453,559	$419,448	$454,461

Ratio of Earnings to Fixed Charges (b)	3.99x	2.70x	1.30x	1.49x	(c )

(a)	The preference security dividend requirement represents the amount of pre-tax earnings required to pay the dividends on outstanding preference securities.
(b)	The ratio of earnings to fixed charges for the year ended December 31, 2007 excludes $0.5 million of interest on uncertain tax positions, which was recorded as a component of income tax expense.
(c)	For the year ended December 31, 2003, there are deficiencies of earnings to cover fixed charges of $534,269.